UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14 F -1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Golden Key International, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:   000-53027

Delaware (State or other jurisdiction of incorporation or organization )	33-0944402 (I.R.S. Employer Identification No.)

555 NW Park Avenue, Penthouse 804, Portland, Oregon 97209 (Address of principal executive offices )

503-512-5201
 (Registrant’s telephone number, including area code)

 (Former name or former address, if changed since last report)

Approximate Date of Mailing: July 23, 2009

GOLDEN KEY INTERNATIONAL, INC.
555 NW PARK AVENUE, PENTHOUSE 804
PORTLAND, OREGON  97209

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GOLDEN KEY INTERNATIONAL, INC.
Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Golden Key” “we,” “us.”, and “our” are to Golden Key International, Inc., a Delaware corporation, and Golden Key’s wholly owned subsidiary, Home Savers Holding Corporation, a Nevada corporation (“Home Savers”).

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act ”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “ Board ”) as a result of the Share Exchange transaction as described below.  The date of this Information Statement is July 23, 2009.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2009 and is being mailed to our stockholders of record as of July 22, 2009. The mailing date of this Information Statement will be on or about July 23, 2009. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

Pursuant to the Share Exchange transaction, all of our directors resigned as members of our board, with such resignation to be effective on the Effective Date.  In connection therewith, our Board appointed Paul R. Peterson as Chief Executive Officer and Director, Robert Agostini as President and Lysander M. Marrero as Vice President.  Additional, our Board nominated Robert Agostini and Lysander M. Marrero to become our other Board members as of the Effective Date.  Additionally, upon the closing of the Share Exchange, Robert Blair resigned as our president, secretary, treasurer, chief executive officer, chief financial officer.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

SHARE EXCHANGE TRANSACTION WITH HOME SAVERS

On July 10, 2009, we entered into and closed a Share Exchange Agreement with the shareholders of Home Savers each of which are accredited investors (“Home Savers Shareholders”) pursuant to which we acquired 100% of the outstanding securities of Home Savers in exchange for 14,296,788 shares of our common stock (the “Home Savers Acquisition”). Considering that, following the merger, the Home Savers Shareholders control the majority of our outstanding voting common stock and we effectively succeeded our otherwise minimal operations to those that are theirs, Home Savers is considered the accounting acquirer in this reverse-merger transaction.  A reverse-merger transaction is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of Home Savers securities for our net monetary assets, which are deminimis, accompanied by a recapitalization. Accordingly, we have not recognized any goodwill or other intangible assets in connection with this reverse merger transaction. Home Savers is the surviving and continuing entities and the historical financials following the reverse merger transaction will be those of Home Savers.  We were a "shell company" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) immediately prior to our acquisition of Home Savers pursuant to the terms of the share exchange agreement.  As a result of such acquisition, our operations our now focused on the real estate debt restructuring industry. Consequently, we believe that acquisition has caused us to cease to be a shell company as we no longer have nominal operations.

In addition, on July 13, 2009, subsequent to the acquisition of Home Savers, the Company entered into an Agreement and Release with Norman Blair, a significant shareholder of the Golden Key pursuant to which Norman Blair agreed to return 4,000,000 shares of common stock of Golden Key to Golden Key for cancellation and has provided a full release of Golden Key in consideration of a cash payment of $25,000, a promissory note in the amount of $150,000 payable on September 13, 2009 (the “Blair Note”) and the transfer of all securities of Deep Rooted, Inc., Golden Key’s former wholly owned subsidiary.  The Home Savers Shareholders have pledged their shares of Golden Key to Norman Blair as security for payment of the Blair Note.

General Business Summary of Home Savers

HomeSavers Holding Corp, through its subsidiaries, intends to create value from Discounted Mortgage Notes and real estate owned (REO) trades, using arbitrage strategies whereby creating solutions to the homeowner on a national scale.    HomeSavers intend to restructure such notes and properties with the goal of making them performing equity protected assets.  In addition, as ancillary business of purchasing and restructuring mortgages, the Company will also be engaged in asset management services, mortgage forensics, compliance analytics and full due diligence services on individual notes and investment pools, real estate rehabilitation construction in cooperation with community section 8 programs as well as offering owner financing into our projects, insurance restoration services for residential and commercial properties and commercial acquisitions, sales and financing.

Home Savers Services ™

Home Savers Services, Inc. ™ (“HSS”), a subsidiary of Home Savers, plans to focus on the following four areas:

•	Wholesale: the purchase of delinquent notes on the secondary market in any stage of default;
•	Retail: it will develop a public “strip center” presence where people in foreclosure can walk in off of the street;

•	Lender Direct: Whereby our company Account Executives find clients through attorneys who represent clients in foreclosure, mortgage companies, loan modification companies, REO pool owners, etc.;
•	Vendor: Where we will work with funds, lenders and others by taking their non-performing loans, processing them through our program with the goal of returning them in a performing status.

Our focus is to work with clients, purchasing individual and pooled notes from servicing and mortgage companies at large discounts and refinancing the homeowner’s debt into either a Trust Deed or Contract for Deed.  This will result in eliminating their foreclosure and reducing the homeowner’s debt passing along equity at today’s market value to the homeowner which also reduces their monthly payments by approximately 40%.  We also work with the homeowner to purchase their unsecured debt at a discount and include it in their refinance to free up additional cash flow for the client.

We have established an alternative credit system that ensures payments by placing a reserve in escrow to cover the homeowners payments, up to 12 months, in case the homeowner is unable to make their payment due to defined emergencies.      The homeowner’s funds will remain as “reserve” payments for a minimum of twelve months but up to 60 months depending on the final underwriting and approval, and  the program the homeowner is in.  We also evaluate customers based on an alternative mortgage credit rating history based on their ability to pay the new reduced mortgage payment.

The goal of our program is to create a performing asset with a seasoned track record, provide an affordable fixed monthly payment and provide equity to the homeowner.  We recognize the current situation of non-performing residential and commercial notes and formulate a new structure where it benefits investors, banks, owners of commercial assets.  These assets can be put together in a data format by first ordering their Troubled Assets Reports (TAR), these reports will identify the city and type of property and the amount of debt owed and so forth. We will then identify specific properties and portfolios and/or bundles of non performing notes and thereafter negotiate their discounts with the banks.

Our Commercial Division will consult with third party commercial consulting firms for the following:

•	Evaluation
•	Market analysis

•	Financial analysis
•	Distribution models

•	Risk management

We will allow them to diagnose each business for its performance based on the new discounted note. Their initial report will provide us a package for our potential investor for buying these notes. Secondly the third party firm will also provide to us a distribution model for profit sharing with our company, the investor and the ownership of the commercial property

Ancillary Businesses

Home Savers Asset Management, Inc.

Home Savers Asset Management (“HSAM”), a subsidiary of Home Savers,that will manage REO assets for banks, lenders, hedge funds, private lenders and governmental agencies throughout the United States.  Beginning with clean up, debris removal, home repair, home inspection and security services, all with real-time updating for contracted agencies, HSAM then does complete home staging and lists the properties for sale.

Home Savers Core Logic, Inc.

Home Savers Core Logic (“HSCL”), a subsidiary of Home Savers, will provide mortgage due diligence services for note pool traders as well as forensic audits of mortgage notes to law firms, realtors and lenders for preparation of defense of clients in note negotiations and the general foreclosure market

Home Savers Development, Inc.

Home Savers Development, Inc., a subsidiary of Home Savers, plans to purchase low to moderate income homes, restore them and then owner finance them to prospective buyers or rent them under the “section 8” government program then sells the homes.  In addition, we will acquire apartment communities that have been converted to condominiums at deep discounts direct from banks, place a future tenant/owner and issues contracts for deeds and sell the deeds.

HS Consulting and Restoration

We plan to offer full-service loss assessment, mitigation and insurance services together with restoration and construction services. We will perform forensic loss evaluation through our exclusive Certified Forensic Loss Assessment system and protocols. In addition, we will provide complete catastrophic containment, securing and restoration of residential and commercial disasters.

VOTING SECURITIES

Our authorized capital stock consists of 80,000,000 shares of common stock, par value $0.0001 per share and 20,000,000 shares of preferred stock, par value $0.0001 per share.  As of the date of this Schedule, we have 15,055,566 shares of common stock issued and outstanding held by approximately 55 stockholders of record, but no shares of preferred stock issued or outstanding. Holders of Golden Key’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of the Golden Key’s common stock representing a majority of the voting power of Golden Key’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders.  A vote by the holders of a majority of Golden Key’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to Golden Key’s articles of incorporation. Our board of directors will have the right to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, without shareholder approval.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of July 22, 2009 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Golden Key’s executive officers and directors; and (iii) Golden Key’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Paul R. Peterson *	3,574,197	23.7%
Robert Agostini *	3,574,197	23.7%
Lysander M. Marrero *	3,574,197	23.7%
Robert Blair ***	0	**
Thomas Rubin	3,574,197	23.7%

All officers and directors as a group (4 persons)	10,722,591	71.2%

*Executive officer and/or director of Golden Key.
 ** Less than 1%
*** Mr. Blair resigned as an executive officer effective July 22, 2009 and has agreed to resign as a director effective on the tenth day after the mailing of this Schedule to our stockholders.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Golden Key International, Inc., 555 NW Park Avenue, Penthouse 804, Portland, Oregon 97209.

(2)
Applicable percentage ownership is based on 15,055,566 shares of common stock outstanding as of July 22, 2009, together with securities exercisable or convertible into shares of common stock within 60 days of July 22, 2009 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of July 22, 2009 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

CHANGE OF CONTROL

On July 10, 2009, we consummated the transactions contemplated by the Share Exchange Agreement.  Pursuant to that agreement, we acquired from the shareholders of Home Savers, all of the issued and outstanding shares of the Home Savers and, in exchange, issued to them 14,296,788 shares of our Common Stock, which resulted in a change in control.  As a result of the Share Exchange, Home Savers became our wholly-owned subsidiary.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Share Exchange, Robert Blair was our president, secretary, treasurer, chief executive officer, chief financial officer and sole director.  Effective at the close of the Share Exchange, Mr. Blair resigned from all of the offices he held.  Additionally, on July 10, 2009, Mr. Blair tendered his resignation as sole director to be effective on the tenth day following the later of the filing of this Information Statement with the SEC and the mailing of this Information Statement to our stockholders (the “Effective Date”).  In connection therewith, upon the closing of the Share Exchange, our Board appointed Paul R. Peterson as Chief Executive Officer and Director, Robert Agostini as President and Lysander M. Marrero as Vice President. Additionally, our Board nominated Robert Agostini and Lysander M. Marrero to become our other Board members as of the Effective Date.

None of the directors our Board nominated are currently members of the Board, and prior to the Share Exchange did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Officers and Directors prior to the Share Exchange

Name	Age	Position(s)
Robert Blair	70	president, secretary, treasurer, chief executive officer, chief financial officer and sole director

 Robert Blair, President, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer and Director

From 1998 to current date, Mr. Robert Blair has been retired. From 1972 to 1998, Mr. Blair served as direct representative for 26 years with Hostess Foods Ltd., a division of Kraft Foods Ltd, where he built the sales and shipping divisions of Hostess Foods in the provinces of Newfoundland and British Columbia, Canada.

Officer and Directors and Director Nominees after the Share Exchange

Name	Age	Position
Paul R. Peterson	40	Director and Chief Executive Officer
Robert Agostini	52	President and Director Nominee
Lysander M. Marrero	36	Vice President and Director Nominee
Robert Blair (1)	70	Director

(1) Mr. Blair has agreed to resign as a director effective on the tenth day after the mailing of this Schedule to our stockholders
.
Paul R. Peterson, Chief Executive Officer and Director

Mr. Peterson’s experience in business and financial management includes extensive work for over fifteen years in investment, start-up, growth and ongoing management of small to mid-sized companies in financial services and high-tech. Specifically, in early 2009 Mr. Peterson joined Home Savers as Chief Executive Officer.  In 2008, Mr. Peterson served as the Interim Chief Executive Officer for Eagle Ventures, a holding company engaged in network marketing where he was engaged for a one year turn around project.  Further, from 2004 to 2007, Mr. Peterson served as the President of Intercard Services, a company engaged in small business loans secured by receivables.    Mr. Peterson has a penchant for international business development, having served client companies and investors in Japan, China and Russia on behalf of Cargill, and Merrill Lynch International Bank. An accomplished pilot, Mr. Peterson flew the F16 frontline fighter for the US Air Force and currently teaches aerobatics in powered aircraft and gliders as a hobby. He earned his undergraduate degree from the University of Minnesota in languages and linguistics and studied abroad at Moscow State University. He also earned a masters degree in international Business from St. Thomas College in St. Paul, and a second masters’ degree in International Business Management from Kansai University of Foreign Studies in Osaka, Japan.  He speaks, reads and writes fluently Japanese and Russian, and is conversant in Mandarin.

Robert Agostini, President and Director Nominee

Robert Agostini is the author of this unique proven foreclosure business model where he installed this program as a BETA format in a small company as a consultant in Miami, Florida.  Mr. Agostini is a highly qualified executive manager offering more than 18 years of mortgage management and training experience. Specifically, from October 2007 through February 2009 Mr. Agostini served as an independent contractor for FRS, Inc. where Mr. Agostini beta tested this business model.  From 2004 to 2007, Mr. Agostini served as the President of WorldCap, Inc. dba iTrain Corp. located in Hollywood, Florida.  Mr. Agostini has also authored over ten books on the mortgage industry.

Lysander M. Marrero, Vice President and Director Nominee

Lysander Marrero graduated from Florida International University on December 18, 1995 with a Bachelor in Business Administration and is licensed as a Public Adjuster in the state of Florida. Mr. Marrero has a vast experience in real estate acquisitions, assets management and maintenance, insurance restoration and construction. Since 1999, Mr. Marrero has served as the President of B.C. Restoration, which specializes in insurance restoration, emergency repair and professional mitigation for public attorneys and property owners in Florida, Texas and the Virgin Islands expanding to Georgia and Puerto Rico and offering services to insurance carriers.  Mr. Marrero is also the founder of B.C. Restoration. In addition Mr. Marrero was founder and owner of Builders Choice of South Florida later converted to BC Restoration. BCSF specialized in residential and commercial property renovations, condo conversions, turnkey construction and obtained contracts to renovate multifamily complexes. BCSF built and renovated over 3000 units in the State of Florida.

Robert Blair, Director

From 1998 to current date, Mr. Robert Blair has been retired. From 1972 to 1998, Mr. Blair served as direct representative for 26 years with Hostess Foods Ltd., a division of Kraft Foods Ltd, where he built the sales and shipping divisions of Hostess Foods in the provinces of Newfoundland and British Columbia, Canada.

CORPORATE GOVERNANCE

Committees

We intend to appoint an audit committee.  Accordingly, we will designate a director as an "audit committee financial expert", as that term is defined in the rules of the Securities and Exchange Commission.

The Board of Directors does not have a standing nominating committee.  Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors in accordance with our bylaws and Delaware law.

Meetings may be held from time to time to consider matters for which approval of our Board of Directors is desirable or is required by law.

Code of Ethics

We have not adopted a corporate code of ethics at this time, however we expect to within 60 days of the date hereof

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

 For the year ended March 31, 2009, Home Savers did not pay their executive officers any compensation.  However, Home Savers has entered into the below employment agreements.

Employment Agreements

On March 22, 2009, Home Savers entered into an employment agreement with Paul R. Peterson. Under the terms of this agreement, he will serve as Chief Executive Officer through December 31, 2013. As compensation, we agreed to pay Mr. Peterson an annual base salary of $120,000, which such base will be increased 10% per year to represent a cost of living adjustment.  In addition, Mr. Peterson received 2,500,000 shares of Home Savers which were subsequently exchange for shares of Golden Key.  Mr. Peterson is also entitled to participate in the Company’s stock option plan.  He is also entitled to participate in such benefit packages as we provide to similarly situated employees.  The agreement contains customary provisions related to non-compete, confidentiality, non-solicitation and invention assignment.

On March 22, 2009, Home Savers entered into an employment agreement with Lysander M. Marrero. Under the terms of this agreement, he will serve as Vice President through December 31, 2013. As compensation, we agreed to pay Mr. Marrero an annual base salary of $120,000, which such base will be increased 10% per year to represent a cost of living adjustment.  In addition, Mr. Marrero received 2,500,000 shares of Home Savers which were subsequently exchange for shares of Golden Key.  Mr. Marrero is also entitled to participate in the Company’s stock option plan.  He is also entitled to participate in such benefit packages as we provide to similarly situated employees.  The agreement contains customary provisions related to non-compete, confidentiality, non-solicitation and invention assignment.

On March 22, 2009, Home Savers entered into an employment agreement with Robert D. Agostini. Under the terms of this agreement, he will serve as President through December 31, 2013. As compensation, we agreed to pay Mr. Agostini an annual base salary of $120,000, which such base will be increased 10% per year to represent a cost of living adjustment.  In addition, Mr. Agostini received 2,500,000 shares of Home Savers which were subsequently exchange for shares of Golden Key.  Mr. Agostini is also entitled to participate in the Company’s stock option plan.  He is also entitled to participate in such benefit packages as we provide to similarly situated employees.  The agreement contains customary provisions related to non-compete, confidentiality, non-solicitation and invention assignment.

On May 16, 2009, Home Savers entered into an employment agreement with Thomas S. Rubin. Under the terms of this agreement, he will serve as Executive Vice President of Corporate Finance through December 31, 2013. As compensation, we agreed to pay Mr. Rubin an annual base salary of $90,000, which such base will be increased 10% per year to represent a cost of living adjustment.  In addition, Mr. Rubin received 2,500,000 shares of Home Savers which were subsequently exchange for shares of Golden Key.  Mr. Rubin is also entitled to participate in the Company’s stock option plan.  He is also entitled to participate in such benefit packages as we provide to similarly situated employees.  The agreement contains customary provisions related to non-compete, confidentiality, non-solicitation and invention assignment.

Outstanding Equity Awards at Fiscal Year-End

The Company’s Named Executive Officers did not hold unexercised options or any other stock awards as of the end of our years ended May 31, 2008 and  2007, respectively.   As such, the table has been omitted.

.Director Compensation

We presently are considering to pay compensation to our directors for acting in such capacity, including the grant of shares of common stock or options and reimbursement for reasonable out-of-pocket expenses in attending meetings.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended May 31, 2008, all of our executive officers, directors and greater-than-ten percent stockholders   complied with Section 16(a) filing requirements applicable to them except that Robert Blair and Norman Blair have not filed a Form 3 Initial Statement of Beneficial Ownership.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

The principal executive office and telephone number for our former executive offices were provided by Mr. Blair, a director of the corporation. The costs associated with the use of the telephone and mailing address were deemed to be immaterial as the telephone and mailing address were almost exclusively used by him for other business purposes.

On February 19, 1999, the Company issued 4,000,000 shares of its $0.0001 par value common stock to Mr. Norm Blair, a former officer and director of the company in exchange for cash in the amount of $400.  On July 13, 2009, subsequent to the acquisition of Home Savers, the Company entered into an Agreement and Release with Norman Blair, a significant shareholder of Golden Key pursuant to which Norman Blair agreed to return 4,000,000 shares of common stock of Golden Key to Golden Key for cancellation and has provided a full release of Golden Key in consideration of a cash payment of $25,000, a promissory note in the amount of $150,000 payable on September 13, 2009 (the “Blair Note”) and the transfer of all securities of Deep Rooted, Inc., Golden Key’s former wholly owned subsidiary.  The Home Savers Shareholders (as defined below) have pledged their shares of Golden Key to Norman Blair as security for payment of the Blair Note.

Mr. Blair has loaned the company $17,700 for which there are no specific terms of repayment and the loan collects no interest.  The $17,700 was subsequently forgiven.

On July 10, 2009, we entered into and closed a Share Exchange Agreement with the shareholders of Home Savers each of which are accredited investors (“Home Savers Shareholders”) pursuant to which we acquired 100% of the outstanding securities of Home Savers in exchange for 14,296,788 shares of our common stock (the “Home Savers Acquisition”).   Messrs. Peterson, Agostini and Marrero, executive officers of our company, each received shares in connection with this transaction.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Golden Key International, Inc.

Dated: July 23, 2009
	By:	/s/ Paul R Peterson
	Name:	Paul R Peterson
	Title:	Chief Executive Officer and Director